May 29, 2002

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

RE: Xyratex Group Limited (formerly Xyratex plc)
Incoming letter dated March 25, 2002
Incoming letter dated May 27, 2002

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, pursuant to the scheme of arrangement (as described in your letter) involving Xyratex Group Limited (formerly Xyratex plc) and a newly formed Bermuda company (described in your letter as "Newco"), Newco, in reliance on your opinion of counsel that the exemption under Section 3(a)(10) of the Securities Act of 1933 ("Securities Act") is available, issues its common stock ("Newco shares") to holders of Xyratex stock ("Xyratex shares") without registration under the Securities Act. In reaching this position, we have noted that:

- the High Court of Justice in England ("the Court") will conduct a hearing on the fairness of the scheme of arrangement to holders of the Xyratex shares;

- the Court will approve the fairness of the terms and conditions of the scheme or arrangement to holders of the Xyratex shares before Newco issues shares pursuant to the scheme of arrangement;

- all prospective recipients of Newco shares pursuant to the scheme of arrangement will receive notice of the hearing regarding the scheme of arrangement and will have the opportunity to be heard at the hearing;

- and Xyratex will advise the Court prior to the hearing that, if the Court approves the terms and conditions of the scheme of arrangement, its sanctioning of the scheme of arrangement will constitute the basis for the issuance of Newco shares pursuant to the scheme of arrangement without registration under the Securities Act, in reliance on the exemption from registration provided by Securities Act Section 3(a)(10).

Further, the Division is of the view that recipients of Newco stock may resell these securities as follows:

1. Persons who are not affiliates of Xyratex or Newco prior to completion of the scheme of arrangement for shareholder approval, and who are not affiliates of Newco after completion of the scheme of arrangement, may resell any Newco shares received in the scheme of arrangement without regard to Securities Act Rules 144 or 145(c) and (d).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Alexander F. Cohen
Latham & Watkins
99 Bishopsgate
London EC2M 3XF
United Kingdom

May 29, 2002

Re: Xyratex Group Limited

Dear Mr. Cohen:

In regard to your letters of 3/25/02 and 5/27/02 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

BOSTON
BRUSSELS
CHICAGO
FRANKFURT
HAMBURG
HONG KONG
LONDON
LOS ANGELES
MOSCOW
NEW JERSEY

Latham & Watkins

SOLICITORS AND REGISTERED
FOREIGN LAWYERS
WWW.LW.COM

NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
PARIS
SAN DIEGO
SAN FRANCISCO
SILICON VALLEY
SINGAPORE
TOKYO
WASHINGTON, D.C.

25 March 2002

Why do we have this letter?

02 [illegible] -3 [illegible]

Paul Dudek, Esq.
Chief, Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Mr. Dudek:

Re: Xyratex plc – Securities Act of 1933, Section 3(a)(10)

We are writing on behalf of our client, Xyratex plc, a public limited company organized under the laws of England ("Xyratex"), in connection with a scheme of arrangement (the "Scheme") under Section 425 of the United Kingdom Companies Act of 1985 (the "Companies Act"), pursuant to which: (i) all of the issued and outstanding shares, par value 1 pence per share, of Xyratex (the "Xyratex Shares"), will be cancelled; (ii) each holder thereof will be allotted common shares, nominal value U.S.$0.01 per share (the "Newco Shares"), of Xyratex Ltd, a company to be organized under the laws of Bermuda ("Newco"), and (iii) Xyratex will issue new shares, par value 1 pence per share, to Newco credited as fully paid. In accordance with Section 425 of the Companies Act, the Scheme must be sanctioned by the High Court of Justice in England (the "Court"), and Xyratex intends to seek such sanction.

We are requesting that the Division of Corporation Finance (the "Division") not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Newco Shares to be issued to Xyratex's shareholders ("Xyratex Shareholders") pursuant to the Scheme are issued without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on Section 3(a)(10) of the Securities Act.

In addition, this letter also requests the Division not to recommend enforcement action to the Commission if the Newco Shares issued to Xyratex's shareholders under the Scheme are resold in accordance with the limitations set forth in this letter.

99 BISHOPSGATE • LONDON EC2M 3XF UNITED KINGDOM
TELEPHONE: +44-20-7710-1000 • FAX: +44-20-7374-4460

Description of the Parties

Xyratex is a global technology business providing high performance, high availability storage systems and key infrastructure technology into the storage systems and the storage and network infrastructure market places. Xyratex specializes in the development and production of storage infrastructure technology which enables the uninterrupted access to stored digital information and the optimization of high performance digital data communication networks. Xyratex is headquartered in Havant, England, and, as of February 28, 2002, had approximately 580 employees worldwide. Xyratex currently intends to change its name to Xyratex Group Limited in the near future. The Xyratex Shares are not currently listed on a U.S. or foreign exchange or registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of February 28, 2002, approximately 22,914,298 Xyratex Shares were issued and outstanding, held by approximately 1010 shareholders of record. To the best of Xyratex's knowledge, approximately 26 Xyratex Shareholders are U.S. Persons, as defined in Regulation S under the Securities Act.

Xyratex is currently in the process of forming Newco to become the holding company of Xyratex through the Scheme. The formation process is expected to be completed within the next month. As Newco is not currently in existence, no securities of Newco are listed on a U.S. or foreign exchange or are registered under the Exchange Act. Once formed, it is expected that Newco will file a registration statement on Form F-1 (the "Registration Statement") with the Commission relating to the issuance and sale of Newco Shares by Newco and/or the resale of Newco Shares by certain selling shareholders of Newco in an initial public offering pursuant to a firm commitment underwriting (the "Newco IPO"). The Registration Statement will also register the sale of additional Newco Shares by Newco and/or the resale of additional Newco Shares by certain selling shareholders in the event the underwriters exercise an over-allotment option. Newco intends to apply to NASDAQ for quotation on The NASDAQ National Market of Newco Shares to be issued and/or sold in connection with the initial public offering.

Reasons for the Scheme

Under the laws of the United Kingdom, Xyratex is unable to consummate a reincorporation merger and thereby move its jurisdiction of incorporation from England to Bermuda. As a result, Xyratex has proposed that its shareholders agree to receive Newco Shares in consideration for the cancellation of their Xyratex Shares pursuant to the Scheme in order to accomplish this objective. Xyratex believes that moving its jurisdiction of incorporation will, among other things, facilitate capital raising activities.

Description of the Scheme

The Scheme is proposed to be effected among Xyratex and the Xyratex Shareholders pursuant to Section 425 of the Companies Act. Under the Scheme:

(a) all Xyratex Shares will be cancelled and, in exchange for each of their cancelled shares, each Xyratex Shareholder will be allotted and receive Newco Shares; and

(b) subject to confirmation of the Court of the relevant resolution, Xyratex will issue to Newco a number of new shares in Xyratex intended to be equivalent to the number of Xyratex Shares cancelled.

As a result of the Scheme, Xyratex will become a wholly-owned subsidiary of Newco, and all Xyratex Shareholders will become shareholders of Newco.

Under the terms of the Scheme and in accordance with the Companies Act, the Scheme will not become effective and binding unless, among other things:

(a) the Scheme is approved by a majority in number, representing 75.0% in par value, of Xyratex Shareholders present and voting, either in person or by proxy, at each of the special meetings of the Xyratex Shareholders convened in accordance with the directions of the Court (the "Court Meetings");

(b) a resolution as to the reduction of the capital of Xyratex (a "Capital Reduction Resolution") as required by the Scheme is approved by 75.0% in par value of holders of Xyratex Shares present and voting, either in person or by proxy, at an extraordinary general meeting of the Xyratex Shareholders, convened in accordance with the Memorandum and Articles of Association of Xyratex (the "Extraordinary Meeting" and, together with the Court Meetings, the "Shareholder Meetings"); and

(c) following shareholder approval, the Scheme is sanctioned by the Court and the Capital Reduction Resolution is confirmed by the Court after a hearing of a petition seeking Court approval at which the Court will consider the fairness of the terms and conditions of the Scheme to the Xyratex Shareholders (the "Court Hearing").

In addition to these requirements of Section 425 of the Companies Act, the Scheme will not become effective until shortly prior to or contemporaneous with the closing of the Newco IPO.

All Xyratex Shareholders will be entitled to attend, speak and vote at the Court Meetings. All Xyratex Shareholders and creditors also will be entitled to appear and have the opportunity to speak at the Court Hearing. The Companies Act requires that notice must be given to the Xyratex Shareholders announcing the convening of the Court Meetings, and that such notice must be accompanied by a statement explaining the effect of the Scheme. Other items that will be sent to Xyratex Shareholders in connection with the Shareholder Meetings as part of an information statement (the "Information Statement") include: a description of the Scheme; a description of Xyratex and Newco; a proxy form and instructions for voting at the Shareholder Meetings; and information concerning the rights of the Xyratex Shareholders to attend, speak and vote at the Shareholder Meetings and to appear and have the opportunity to speak at the Court Hearing. We intend to limit any discussion of the Newco IPO in the information statement to that information permitted by Rule 135 under the Securities Act. The dates of the Shareholder Meetings and the approximate date of the Court Hearing will be set forth in the Information Statement. Notice of the Shareholder Meetings will be mailed to Xyratex Shareholders at least 24 days before the Shareholder Meetings. The exact date of the Court Hearing will not be known until after approval of the Scheme by the shareholders at the Court Meetings. Once such date is known, notice of the Court Hearing will be advertised in the ~~national press~~. Xyratex and Newco will arrange for notice of the Court Hearing to be published in *The Financial Times* in the United Kingdom, or a comparable newspaper of national circulation in the United Kingdom, and in *The Wall Street Journal* in the United States. If the Court so orders, the notice will be published in additional newspapers or jurisdictions prior to the Court Hearing. In addition, Newco and Xyratex will issue a press release in the United States and in the United Kingdom announcing the time and date of the Court Hearing.

Section 3(a)(10)

Section 3(a)(10) of the Securities Act provides an exemption from the registration requirements of the Securities Act for, in relevant part,

> "any security which is issued in exchange for one or more bona fide outstanding securities...where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court...."

The principal elements of a Section 3(a)(10) exemption are: (a) an exchange of securities; (b) approval by a court after a hearing on the fairness of the exchange; and (c) a hearing open to all persons to whom securities will be issued in the exchange. In addition, the Division has emphasized that the approving court must be advised before the hearing that the issuer (in this case, Newco) will rely on the Section 3(a)(10) exemption from the registration requirements under the Securities Act based on the court's approval of the exchange. *See Revised Staff Legal Bulletin No. 3 (dated October 20, 1999); Galen Holdings PLC (avail. Oct 24, 2000); Ashanti Gold Fields Company Limited (avail. October 17, 1996); Lucas Industries plc (avail. August 20, 1996); and The Rank Organisation plc (avail. August 6, 1996).*

The Scheme will satisfy the ~~principal~~ elements of the Section 3(a)(10) exemption. First, there will be a securities exchange: the Xyratex Shares will be cancelled and the Newco Shares will be issued in exchange therefor. There will be no exchange of Xyratex Shares for cash or any other consideration.

Second, the Scheme will not become effective and binding until it is sanctioned by the Court after a fairness hearing. The Division has indicated that the term "any court" in Section 3(a)(10) includes a foreign court. See, e.g., *Revised Staff Legal Bulletin No. 3 (dated October 20, 1999); Galen Holdings PLC (avail. Oct 24, 2000); Crown Resources Corporation (November 27, 1989); Institute Merieux International S.A./Connaught BioSciences Inc. (August 28, 1989).* Therefore, the fact that the judicial proceeding with respect to the Scheme will be held in England, rather than in the United States, does not affect the availability of the Section 3(a)(10) exemption.

We have been informed by English counsel to Xyratex, who will be filing the petition in the Court with respect to the Scheme, that, in determining whether or not to sanction the Scheme, the Court will consider, among other things, the fairness of the terms and conditions of the Scheme with regard to the interests of the Xyratex Shareholders. The Court also will have the power, either of its own volition or as a result of a challenge to the Scheme brought by a Xyratex Shareholder, to require additional evidence as to any aspect of the Scheme, including as to its fairness. The Court Hearing thus satisfies the Section 3(a)(10) requirement that a court consider the fairness of the terms and conditions of the exchange.

Third, both the Court Meetings and the Court Hearing will be open to all record holders of the Xyratex Shares. The Xyratex Shareholders will receive notice of both the Shareholder Meetings and the Court Hearing and, at both events, the Xyratex Shareholders will have the opportunity to be heard. Importantly, the Court has general discretion as to whom it may allow to appear and be heard at the Court Hearing, including persons who are not record holders of Xyratex Shares. Thus, the requirement of Section 3(a)(10) that all persons to whom securities will be issued under the exchange shall have the right to appear at the fairness hearing will be fulfilled.

Finally, Xyratex's English counsel has confirmed that it will advise the Court before and during the Court Hearing that Newco will rely on the Court's approval of the Scheme as court approval of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to the holders of each class of Xyratex Shares for purposes of meeting the requirements for a Section 3(a)(10) exemption with respect to the Newco Shares to be issued pursuant to the Scheme.

Our facts and our analysis under Section 3(a)(10) are substantially similar to those set forth in a no-action letter with respect to a Scottish company, Wood Group plc, pursuant to a scheme of arrangement in the United Kingdom with Wood Group Inc., a company organized under the laws of the British Virgin Islands (avail. March 1, 2001) (the "Wood Letter"). In the Wood Letter, the Staff took a no-action position when a Scottish company proposed that its shareholders exchange their shares in exchange for new shares in a British Virgin Island company through a scheme of arrangement under the laws of Scotland and the United Kingdom. As discussed above, a reincorporation merger is not permitted under the laws of the United Kingdom. The Scottish company sought to implement the scheme of arrangement in order to move its jurisdiction of organization from Scotland to the British Virgin Islands. The Division previously has taken no-action positions with respect to similar schemes of arrangement. See *Galen Holdings PLC (avail. Oct 24, 2000); Guinness PLC (avail. February 28, 1998); The Rank Organisation plc (avail. August 6, 1996); NOVA*

Corporation of Alberta (avail. April 1, 1994); and The Hong Kong and Shanghai Banking Corporation Ltd., (avail. January 23, 1991).

Based on the foregoing and in reliance upon the opinion of English counsel for Xyratex, which is enclosed with this letter, we are of the opinion that the Section 3(a)(10) exemption is available with respect to the Scheme, and we respectfully request that the Division confirm that it will not recommend any enforcement action to the Commission if the proposed Scheme is effected as described in this letter without registering the Newco Shares to be issued in the Scheme under the Securities Act.

Resale of Newco Shares

The Division has taken the position that securities issued in Section 3(a)(10) transactions are not *per se* "restricted securities" within the meaning of Rule 144(a)(3) issued under the Securities Act. See *Revised Staff Legal Bulletin No. 3 (dated October 20, 1999); ADC Telecommunications, Inc. (avail. July 30, 1999); Galen Holdings PLC (avail. Oct 24, 2000); Ashanti Gold Fields Company Limited (avail. October 17, 1996); Lucas Industries plc (avail. August 20, 1996); The Rank Organisation plc (avail. August 6, 1996); and BTR plc (avail. September 5, 1995*). On the basis of these letters, we understand that:

(a) Persons who are not affiliates of Xyratex or Newco either before or after the Scheme may sell any Newco Shares they receive in the Scheme without restriction.

(b) Persons who are affiliates of Xyratex before the Scheme but who are not affiliates of Newco after the Scheme may resell any Newco Shares they receive in the Scheme in the manner permitted by Rule 145(d)(1) under the Securities Act (without regard to the holding period required by Rule 144(d) under that Act) or in the manner permitted by Rule 145(d)(2) or Rule 144(d)(3) under the Securities Act (but computing the relevant holding period without tacking the holding period of their Xyratex Shares).

(c) Persons who are or become affiliates of Newco after the Scheme may resell the Newco Shares they receive in the Scheme only in accordance with the provisions of Rule 144 (other than the holding period requirement of Rule 144(d)).

We respectfully request that the Division not recommend enforcement action to the Commission if resales of the Newco Shares received in the Scheme are made in accordance with the provisions set forth above. We note that it is Xyratex's intention to lock-up substantially all of the shareholders of Newco for a period of six months following the Newco IPO, with the exception of three shareholders whose resales will be included within the Registration Statement.

Pursuant to Release No. 33-6269 (Dec. 5, 1980), seven additional copies of this letter are enclosed. Please contact Alexander F. Cohen of Latham & Watkins at 011-44-20-7710-1014, if you have any questions or require additional information concerning this no-action request.

Respectfully submitted,

Alexander F. Cohen
of LATHAM & WATKINS

DLA

DLA
3 Noble Street London EC2V 7EE **DX** 33866 Finsbury Square
Direct tel +44 (0) 20 7796 6185 **Fax** +44 (0) 20 7796 6588 **Email** alex.tamlyn@dla.com

Latham & Watkins
99 Bishopsgate
London EC2M 3XF

Your ref:
Our ref: AT.SS

25 March 2002

Dear Sirs

Xyratex plc ("Xyratex") - Scheme of Arrangement under section 425 of the Companies Act 1985

DLA act as legal advisers in England to Xyratex. You have asked for our opinion as to certain matters of English law concerning the scheme of arrangement (the "**Scheme**") under section 425 of the Companies Act 1985 (the "**Act**") proposed to be effected by Xyratex pursuant to which all of the issued shares of 1p each in Xyratex will be cancelled in consideration of the issue to the holders of those shares (the "**Scheme Shareholders**") of common shares (the "**Shares**") in a company incorporated in Bermuda ("**Newco**"). It is intended that the Shares will be listed on NASDAQ. The Scheme will require the sanction of the High Court of Justice in England (the "**Court**").

You have requested our opinion in order to assist your consideration of whether the Court hearing to sanction the Scheme will bring the issue of the Shares within the exemption in section 3(a)(10) of the Securities Act of 1933 of the United States (the "**1933 Act**") so that, if the Court approves the terms and conditions of the Scheme, no registration of the Shares will be required under the 1933 Act.

We understand that section 3(a)(10) of the 1933 Act exempts from the requirement of registration under that Act:

> *"...any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court."*

You have asked for our opinion in relation to your consideration of the following three requirements of section 3(a)(10) of the 1933 Act:

(a) that the terms and conditions of the issue and exchange of shares are subject to the approval by the Court, after a hearing upon the fairness of such terms and conditions; and

(b) that all persons to whom it is proposed to issue securities in such exchange must have the right to appear at the hearing; and

(c) that the Court will be advised before the hearing that Xyratex will rely on the section 3(a)(10) exemption and not register the exchange under the 1933 Act based on the Court's approval of the exchange

For this purpose, we describe below the nature of a scheme of arrangement under section 425 of the Act, the functions of the Court in relation to such a scheme and certain related procedural aspects. It is a matter of the laws of the United States (on which we do not express any opinion) whether these fulfil the requirements of section 3(a)(10) of the 1933 Act.

1. Section 425 of the Act provides for the convening of meetings of shareholders or any class of shareholders of a company (or, where appropriate, its creditors) at the direction of the Court for the purpose of considering and, if thought fit, approving a scheme of arrangement between the company and its shareholders (or creditors). Notice of the Court meetings must be given to shareholders as directed by the Court.

2. In addition, the Act requires that a statement (the "**Explanatory Statement**") is sent with the notice of meetings. Section 426(2) of the Act requires that:

   "With every notice summoning the meeting which is sent to a creditor or member there shall be sent also a statement explaining the effect of the ....arrangement..."

   Usually, as in intended in the present case, the Explanatory Statement, the Scheme and the notices of meetings are contained in a single circular (the "**Circular**").

3. It is intended that the Circular will also contain:

   (a) information about the Shares;

   (b) information on Xyratex and Newco; and

   (c) a recommendation from the directors of Xyratex on the fairness and reasonableness of the Scheme.

4. The Circular will contain a statement that the sanction by the Court is a condition of the Scheme becoming effective, so that Scheme Shareholders will know:

   (a) that in order for the Scheme to become effective the sanction of the Court will need to be obtained; and

   (b) the expected date upon which the Court's sanction will be obtained, although it should be noted that this is at the Court's discretion and it may not be possible to give a definitive date.

5. The Circular will also contain a statement informing Scheme Shareholders that they may appear at the hearing of the petition in person or through counsel and may support or oppose the sanctioning of the Scheme as well as information as to the expected date for the hearing of the petition. A Scheme Shareholder need not take any further action to perfect its right to attend this hearing. Accordingly there is no condition precedent which a Scheme Shareholder must satisfy in order to perfect its right to appear at the Court hearing.

6. As the Scheme involves a reduction in the issued share capital of Xyratex there will be three Court hearings. At the **first Court hearing**, the Claim Form seeking directions of the Court in relation to the convening of the necessary Scheme meetings is heard by a Registrar of the Companies Court in London. It is at this stage that a decision is made as to whether or not to summon separate meetings of the various classes of shareholders. Evidence in support of the Claim Form which includes the Circular (in near final form), the terms of the Scheme, and the forms of proxy, will be reviewed by officials of the Companies Court. Those officials will draw to the Registrar's attention any point which appears to them to be of importance or significance relating to the Scheme. The application by way of the Claim Form is made ex-parte. It is the duty of Counsel (who will appear before the Court on behalf of Xyratex) to draw to the attention of the Court all matters which are or may be material to the Court's determination of the application.

7. Xyratex will then advertise the shareholders' meetings as directed and send to each Scheme Shareholder a notice summoning the Scheme meetings. After the Scheme meetings a petition will be issued seeking the Court's sanction of the Scheme and confirmation of the capital reduction. Evidence will be required to be supplied to the Court that the Circular (which contains, inter alia, such notice) has been sent to all Scheme Shareholders on the register of members of Xyratex at the record date for the posting of the Circular. A report of the voting at the Scheme meetings will be lodged at Court and will be reviewed by officials of the Companies Court.

8. A **second Court hearing** (being the hearing on the Application Notice) is held after the Scheme meetings. At such second hearing Xyratex will seek the Court's direction for the advertisement of the hearing of the Petition at which the Court's sanction to the Scheme will be sought. This will also be heard by the Registrar of the Companies Court. We expect that the Court will direct that the advertisement be placed in "The Financial Times" newspaper or some other newspaper with comparable circulation in the United Kingdom. The advertisement will make it clear to Scheme Shareholders (and, as the Scheme involves a reduction in the issued share capital of Xyratex, to creditors) that they may appear at the hearing of the Petition and may support or oppose the making of the Court Order sanctioning the Scheme.

9. The **third Court hearing**, at which the sanction of the Court to the Scheme is sought, will be heard by a Judge of the Companies Court. Every Scheme Shareholder will have the right to attend, be heard, and support or oppose the making by the Court of an Order sanctioning the Scheme and confirming the cancellation of share capital.

10. Documentation filed with the Court before the third hearing will inform the Court, and Xyratex will instruct its Counsel to inform the Court at the third hearing that, if the Court sanctions the Scheme, its sanction would be relied upon by Xyratex as an approval of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to Scheme Shareholders for the purposes of qualifying for an exemption from the registration requirements of the 1933 Act with respect to the Shares as provided by section 3(a)(10) of the 1933 Act.

11. The function of the Court in exercising its discretion as to whether it should sanction a scheme under section 425 of the Act has been discussed in previous cases, some of which are cited below.

(a) In Re Alabama, New Orleans, Texas and Pacific Junction Railway Co. [1891] 1 Ch 213 C.A., at page 238 Lindlay L.J. stated:

"...what the Court has to do is to see, first of all, that the provisions of that statute have been complied with; and, secondly, that the majority has been acting bona fide. The Court also has to see that the minority is not being overridden by a majority having interests of its own clashing with those of the minority whom they seek to coerce. Further than that, the Court has to look at the scheme and see whether it is one as to which persons acting honestly, and viewing the scheme laid before them in the interests of those whom they represent, take a view which can be reasonably taken by business men. The Court must look at the scheme, and see whether the Act has been complied with, whether the majority are acting bona fide, and whether they are coercing the minority in order to promote interests adverse to those of the class whom they purport to represent; and then see whether the scheme is a reasonable one or whether there is any reasonable objection to it, or such a objection to it as that any reasonable man might say that he could not approve of it."

and at page 247 Fry LJ, said,

"...the Court....must be satisfied that the proposal was at least so far fair and reasonable, as that an intelligent and honest man, who is a member of that class, and acting alone in respect of his interest as such a member, might approve of it."

(b) In Re: Dorman Long & Co. Ltd. [1934] Ch 635, Maugham J., at page 657, having reviewed earlier authorities as to the function of the Court, formulated the Court's duty as follows:

"In my opinion then...what I have to see is whether the proposal is such that an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve"

(c) In Re National Bank Ltd. [1966] 1 WLR 819, Plowman J. said, at page 829:

"*Under section 206*" (the forerunner of section 425) "*an arrangement can only be sanctioned if the question of its fairness has first of all been submitted to the court.*"

(d) A number of cases, including In Re National Bank (supra), Re Osiris Insurance Ltd [1999] 1 BCLC 182 at 188-189 and Re BTR plc [1999] 2 BCLC 675 at 680 have cited the following passage from *Buckley on the Companies Acts* (14th edn, 1978) vol.1, pp 473-474 under the heading "Function of the court":

"In exercising its power of sanction the court will see, first, that the provisions of the statute have been complied with, second, that the class was fairly represented by those attending the meeting and that the statutory majority are acting bona fide and are not coercing the minority in order to promote interests adverse to those of the

class whom they purport to represent, and thirdly, that the arrangement is such as an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve. The court does not sit merely to see that the majority are acting bona fide and thereupon to register the decision of the meeting but, at the same time, the court will be slow to differ from the meeting, unless either the class has not been properly consulted, or the meeting has not considered the matter with a view to the interests of the class which it is empowered to bind, or some blot is found on the scheme."

Most recently this passage was cited with approval by Neuberger J in Re Anglo American Insurance Ltd [2001] 1 BCLC 755 at 762.

The statements at (a) to (c) above were made in the context of schemes which were the subject of challenge. Nevertheless, the absence of challenge to a scheme does not obviate the necessity of Counsel to draw to the attention of the Court all matters material to the Court's determination of the application, nor does it relieve the Court of the duty to consider the fairness and reasonableness of the Scheme.

12. In determining whether or not to sanction the Scheme, in the absence of a challenge to the Scheme the Court will generally be guided, although recognising that it will not be bound, by the views of the majority of the each of the classes expressed at the Scheme meetings and will be slow to differ from those views.

(a) The approach of the Court was explained by Lindlay L.J. in Re: English, Scottish and Australian Chartered Bank [1893] 3 Ch 385 C.A. at page 409:

"If the creditors are acting on sufficient information and with time to consider what they are about, and are acting honestly, they are, I apprehend, much better judges of what is to their commercial advantage than the Court can be. I do not say it is conclusive because there might be some blot in a scheme which had passed that had been unobserved and which was pointed out later."

"While, therefore, I protest that we are not to register their decisions, but to see that they have been properly convened and have been properly consulted and have considered the matter from a proper point of view, that is, with a view to the interests of the class to which they belong and are empowered to bind, the Court ought to be slow to differ from them. It should do so without hesitation if there is anything wrong; but it ought not to do so, in my judgment, unless something is brought to the attention of the Court to show that there has been some material oversight or miscarriage."

This case remains good law and has been cited with approval by Lloyd J in a judgement dated 8 February 2002 relating to In the matter of the Equitable Life Assurance Society, as yet unreported. This case, and Re: English Scottish and Australian Chartered Bank (supra) each related to a creditors' scheme of arrangement, but the same approach applies in relation to a shareholders' scheme.

(b) More recently, in Re BTR plc [2000] 1 BCLC 740, which is a case relating to a shareholders' scheme, Chadwick LJ said, at page 747 that:

"..the court is not bound by the decision of the" [Scheme] *"meeting. A favourable resolution at the meeting represents a threshold which must be surmounted before the sanction of the court can be sought. But if the court is satisfied that the meeting is unrepresentative, or that those voting in favour at the meeting have done so with a special interest to promote which differs from the interest of the ordinary and independent and objective shareholder, then the vote in favour of the resolution is not to be given effect by the sanction of the court."*

"Parliament has recognised that it is for the court....to hold the ring between different interests; and to decline to sanction the scheme if satisfied that members having one interest has [sic] sought to take advantage over those having another".

(c) Commenting on the passage referred to at (b) above, Neuberger J in Re Anglo American Insurance Ltd (supra) referred to:

"the fact, identified by Chadwick LJ, namely, that the court still has power, indeed the duty, not to approve a scheme which is, or perhaps may be, unfair in its terms or by virtue of the way in which it was arrived at"

For the above reasons, in our opinion, as a matter of English law, the hearing at which the sanction of the Court is sought to the Scheme:

1. can properly be regarded as a hearing upon the fairness of the terms and conditions of the Scheme to the Scheme Shareholders; and

2. is a hearing of which notice will be given to all Scheme Shareholders of their right to appear and at which all Scheme Shareholders have the right to appear in person or by counsel to support or oppose the Scheme; and

3. is a hearing at which and prior to which the Court will be advised, by counsel on behalf of Xyratex, that Xyratex will rely on the Section 3(a)(10) exemption and not register the exchange under the Securities Act based on the Court's approval of the Scheme.

This opinion may not be relied upon by any person except yourselves, although we agree that this letter may be attached to your application to the Securities and Exchange Commission of the United States for the issue of a no-action letter concerning the issue of the Shares.

Yours faithfully,

DLA

BOSTON
BRUSSELS
CHICAGO
FRANKFURT
HAMBURG
HONG KONG
LONDON
LOS ANGELES
MOSCOW
NEW JERSEY

Latham & Watkins
SOLICITORS AND REGISTERED
FOREIGN LAWYERS
WWW.LW.COM

NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
PARIS
SAN DIEGO
SAN FRANCISCO
SILICON VALLEY
SINGAPORE
TOKYO
WASHINGTON, D.C.

27 May 2002

Paul Dudek, Esq.
Chief, Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Mr. Dudek:

Re: Xyratex Group Limited (formerly Xyratex plc) – Securities Act of 1933, Section 3(a)(10)

We are writing on behalf of our client, Xyratex Group Limited (formerly Xyratex plc), a private limited company organized under the laws of England ("Xyratex"), in connection with a scheme of arrangement (the "Scheme") under Section 425 of the United Kingdom Companies Act of 1985 (the "Companies Act"), pursuant to which: (i) all of the issued and outstanding shares, par value 1 pence per share, of Xyratex (the "Xyratex Shares"), will be cancelled; (ii) each holder thereof will be allotted common shares, nominal value U.S.$0.01 per share (the "Newco Shares"), of Xyratex Ltd., a company organized under the laws of Bermuda ("Newco"), and (iii) Xyratex will issue new shares, par value 1 pence per share, to Newco credited as fully paid. In accordance with Section 425 of the Companies Act, the Scheme must be sanctioned by the High Court of Justice in England (the "Court"), and Xyratex intends to seek such sanction.

We are requesting that the Division of Corporation Finance (the "Division") not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Newco Shares to be issued to Xyratex's shareholders (the "Xyratex Shareholders") pursuant to the Scheme are issued without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on Section 3(a)(10) of the Securities Act.

In addition, this letter also requests the Division not to recommend enforcement action to the Commission if the Newco Shares issued to Xyratex's shareholders under the Scheme are resold in accordance with the limitations set forth in this letter.

99 BISHOPSGATE • LONDON EC2M 3XF UNITED KINGDOM
TELEPHONE: +44-20-7710-1000 • FAX: +44-20-7374-4460

Description of the Parties

Xyratex is a leading data storage and network technology company. Xyratex designs and manufactures key components of high-performance data communications networks that enable high-speed, highly reliable access to stored digital information. Xyratex is headquartered in Havant, England, and, as of February 28, 2002, had approximately 580 employees worldwide. The Xyratex Shares are not currently listed on a U.S. or foreign exchange or registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of February 28, 2002, approximately 22,914,298 Xyratex Shares were issued and outstanding, held by approximately 1010 shareholders of record. To the best of Xyratex's knowledge, approximately 26 Xyratex Shareholders are U.S. Persons, as defined in Regulation S under the Securities Act.

Xyratex formed Newco in April 2002 to become the holding company of Xyratex through the Scheme. No securities of Newco are listed on a U.S. or foreign exchange or are registered under the Exchange Act. It is expected that Newco will file a registration statement on Form F-1 (the "Registration Statement") with the Commission relating to the issuance and sale of Newco Shares by Newco and the resale of Newco Shares by certain selling shareholders of Newco in an initial public offering pursuant to a firm commitment underwriting (the "Newco IPO"). The Registration Statement will also register the sale of additional Newco Shares by Newco in the event the underwriters exercise an over-allotment option. Newco intends to apply to NASDAQ for quotation on The NASDAQ National Market of Newco Shares to be issued and/or sold in connection with the initial public offering.

Reasons for the Scheme

Under the laws of the United Kingdom, Xyratex is unable to consummate a reincorporation merger and thereby move its jurisdiction of incorporation from England to Bermuda. As a result, Xyratex has proposed that its shareholders agree to receive Newco Shares in consideration for the cancellation of their Xyratex Shares pursuant to the Scheme in order to accomplish this objective. Xyratex believes that moving its jurisdiction of incorporation will, among other things, facilitate capital raising activities.

Description of the Scheme

The Scheme is proposed to be effected among Xyratex and the Xyratex Shareholders pursuant to Section 425 of the Companies Act. Under the Scheme:

(a) all Xyratex Shares will be cancelled and, in exchange for each of their cancelled shares, each Xyratex Shareholder will be allotted and receive Newco Shares; and

(b) subject to confirmation of the Court of the relevant resolution, Xyratex will issue to Newco a number of new shares in Xyratex intended to be equivalent to the number of Xyratex Shares cancelled.

As a result of the Scheme, Xyratex will become a wholly-owned subsidiary of Newco, and all Xyratex Shareholders will become shareholders of Newco.

Under the terms of the Scheme and in accordance with the Companies Act, the Scheme will not become effective and binding unless, among other things:

(a) the Scheme is approved by a majority in number, representing 75.0% in par value, of Xyratex Shareholders present and voting, either in person or by proxy, at each of the special meetings of the Xyratex Shareholders convened in accordance with the directions of the Court (the "Court Meetings");

(b) a resolution as to the reduction of the capital of Xyratex (a "Capital Reduction Resolution") as required by the Scheme is approved by 75.0% in par value of holders of Xyratex Shares present and voting, either in person or by proxy, at an extraordinary general meeting of the Xyratex Shareholders, convened in accordance with the Memorandum and Articles of Association of Xyratex (the "Extraordinary Meeting" and, together with the Court Meetings, the "Shareholder Meetings"); and

(c) following shareholder approval, the Scheme is sanctioned by the Court and the Capital Reduction Resolution is confirmed by the Court after a hearing of a petition seeking Court approval at which the Court will consider the fairness of the terms and conditions of the Scheme to the Xyratex Shareholders (the "Court Hearing").

In addition to these requirements of Section 425 of the Companies Act, the Scheme will not become effective until shortly prior to or contemporaneous with the closing of the Newco IPO.

All Xyratex Shareholders will be entitled to attend, speak and vote at the Court Meetings. All Xyratex Shareholders and creditors also will be entitled to appear and have the opportunity to speak at the Court Hearing. The Companies Act requires that notice must be given to the Xyratex Shareholders announcing the convening of the Court Meetings, and that such notice must be accompanied by a statement explaining the effect of the Scheme. Other items that will be sent to Xyratex Shareholders in connection with the Shareholder Meetings as part of an information statement (the "Information Statement") include: a description of the Scheme; a description of Xyratex and Newco; a proxy form and instructions for voting at the Shareholder Meetings; and information concerning the rights of the Xyratex Shareholders to attend, speak and vote at the Shareholder Meetings and to appear and have the opportunity to speak at the Court Hearing. We intend to limit any discussion of the Newco IPO in the information statement to that information permitted by Rule 135 under the Securities Act. The dates of the Shareholder Meetings and the approximate date of the Court Hearing will be set forth in the Information Statement. Notice of the Shareholder Meetings will be mailed to Xyratex Shareholders at least 24 days before the Shareholder Meetings. The exact date of the Court Hearing will not be known until after approval of the Scheme by the shareholders at the Court Meetings. Once such date is known, notice of the Court Hearing will be advertised in the national press. Xyratex and Newco will arrange for notice of the Court Hearing to be published in *The Financial Times* in the United Kingdom, or a comparable newspaper of national circulation in the United Kingdom, and in *The Wall Street Journal* in the United States. If the Court so orders, the notice will be published in additional newspapers or jurisdictions prior to the Court Hearing. In addition, Newco and Xyratex will issue a press release in the United States and in the United Kingdom announcing the time and date of the Court Hearing. Finally, notice of the Court Hearing will be mailed to all shareholders with registered addresses in the United States.

Section 3(a)(10)

Section 3(a)(10) of the Securities Act provides an exemption from the registration requirements of the Securities Act for, in relevant part,

> "any security which is issued in exchange for one or more bona fide outstanding securities...where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court...."

The conditions of a Section 3(a)(10) exemption that must be met are: (a) an exchange of securities; (b) approval by a court after a hearing on the fairness of the exchange; and (c) a hearing open to all persons to whom securities will be issued in the exchange. In addition, the Division has emphasized that the approving court must be advised before the hearing that the issuer (in this case, Newco) will rely on the Section 3(a)(10) exemption from the registration requirements under the Securities Act based on the court's approval of the exchange. See *Revised Staff Legal Bulletin No. 3 (dated October 20, 1999); Galen Holdings PLC (avail. Oct 24, 2000); Ashanti Gold Fields Company Limited (avail. October 17, 1996); Lucas Industries plc (avail. August 20, 1996); and The Rank Organisation plc (avail. August 6, 1996)*.

The Scheme will meet the conditions of the Section 3(a)(10) exemption. First, there will be a securities exchange: the Xyratex Shares will be cancelled and the Newco Shares will be issued in exchange therefor. There will be no exchange of Xyratex Shares for cash or any other consideration.

Second, the Scheme will not become effective and binding until it is sanctioned by the Court after a fairness hearing. The Division has indicated that the term "any court" in Section 3(a)(10) includes a foreign court. See, e.g., *Revised Staff Legal Bulletin No. 3 (dated October 20, 1999); Galen Holdings PLC (avail. Oct 24, 2000); Crown Resources Corporation (November 27, 1989); Institute Merieux International S.A./Connaught BioSciences Inc. (August 28, 1989)*. Therefore, the fact that the judicial proceeding with respect to the Scheme will be held in England, rather than in the United States, does not affect the availability of the Section 3(a)(10) exemption.

We have been informed by English counsel to Xyratex, who will be filing the petition in the Court with respect to the Scheme, that, in determining whether or not to sanction the Scheme, the Court will consider, among other things, the fairness of the terms and conditions of the Scheme with regard to the interests of the Xyratex Shareholders. The Court also will have the power, either of its own volition or as a result of a challenge to the Scheme brought by a Xyratex Shareholder, to require additional evidence as to any aspect of the Scheme, including as to its fairness. The Court Hearing thus satisfies the Section 3(a)(10) requirement that a court consider the fairness of the terms and conditions of the exchange.

Third, both the Court Meetings and the Court Hearing will be open to all record holders of the Xyratex Shares. The Xyratex Shareholders will receive notice of both the Shareholder Meetings and the Court Hearing and, at both events, the Xyratex Shareholders will have the opportunity to be heard. Importantly, the Court has general discretion as to whom it may allow to appear and be heard at the Court Hearing, including persons who are not record holders of Xyratex Shares. Thus, the requirement of Section 3(a)(10) that all persons to whom securities will be issued under the exchange shall have the right to appear at the fairness hearing will be fulfilled.

Finally, Xyratex's English counsel has confirmed that it will advise the Court before and during the Court Hearing that Newco will rely on the Court's approval of the Scheme as court approval of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to the holders of each class of Xyratex Shares for purposes of meeting the requirements for a Section 3(a)(10) exemption with respect to the Newco Shares to be issued pursuant to the Scheme.

Our facts and our analysis under Section 3(a)(10) are substantially similar to those set forth in a no-action letter with respect to a Scottish company, Wood Group plc, pursuant to a scheme of arrangement in the United Kingdom with Wood Group Inc., a company organized under the laws of the British Virgin Islands (avail. March 1, 2001) (the "Wood Letter"). In the Wood Letter, the Staff took a no-action position when a Scottish company proposed that its shareholders exchange their shares in exchange for new shares in a British Virgin Island company through a scheme of arrangement under the laws of Scotland and the United Kingdom. As discussed above, a reincorporation merger is not permitted under the laws of the United Kingdom. The Scottish company sought to implement the scheme of arrangement in order to move its jurisdiction of organization from Scotland to the British Virgin Islands. The Division previously has taken no-action positions with respect to similar schemes of arrangement. See *Galen Holdings PLC (avail. Oct 24, 2000); Guinness PLC (avail. February 28, 1998); The Rank Organisation plc (avail. August 6, 1996); NOVA Corporation of Alberta (avail. April 1, 1994); and The Hong Kong and Shanghai Banking Corporation Ltd., (avail. January 23, 1991).*

Based on the foregoing and in reliance upon the opinion of English counsel for Xyratex, which is enclosed with this letter, we are of the opinion that the Section 3(a)(10) exemption is available with respect to the Scheme, and we respectfully request that the Division confirm that it will not recommend any enforcement action to the Commission if the proposed Scheme is effected as described in this letter without registering the Newco Shares to be issued in the Scheme under the Securities Act.

Resale of Newco Shares

The Division has taken the position that securities issued in Section 3(a)(10) transactions are not *per se* "restricted securities" within the meaning of Rule 144(a)(3) issued under the Securities Act. See *Revised Staff Legal Bulletin No. 3 (dated October 20, 1999); ADC Telecommunications, Inc. (avail. July 30, 1999); Galen Holdings PLC (avail. Oct 24, 2000); Ashanti Gold Fields Company Limited (avail. October 17, 1996); Lucas Industries plc (avail. August 20, 1996); The Rank Organisation plc (avail. August 6, 1996); and BTR plc (avail. September 5, 1995*). On the basis of these letters, we understand that:

(a) Persons who are not affiliates of Xyratex or Newco either before or after the Scheme may sell any Newco Shares they receive in the Scheme without restriction.

(b) Persons who are affiliates of Xyratex before the Scheme but who are not affiliates of Newco after the Scheme may resell any Newco Shares they receive in the Scheme in the manner permitted by Rule 145(d)(1) under the Securities Act (without regard to the holding period required by Rule 144(d) under that Act) or in the manner permitted by Rule 145(d)(2) or Rule 144(d)(3) under the Securities Act (but computing the relevant holding period without tacking the holding period of their Xyratex Shares).

(c) Persons who are or become affiliates of Newco after the Scheme may resell the Newco Shares they receive in the Scheme only in accordance with the provisions of Rule 144 (other than the holding period requirement of Rule 144(d)).

We respectfully request that the Division not recommend enforcement action to the Commission if resales of the Newco Shares received in the Scheme are made in accordance with the provisions set forth above. We note that it is Xyratex's intention to lock-up substantially all of the shareholders of Newco for a period of six months following the Newco IPO, with the exception of three shareholders whose resales will be included within the Registration Statement.

Pursuant to Release No. 33-6269 (Dec. 5, 1980), seven additional copies of this letter are enclosed. Please contact Alexander F. Cohen of Latham & Watkins at 011-44-20-7710-1014, if you have any questions or require additional information concerning this no-action request.

Respectfully submitted,

Alexander F. Cohen
of LATHAM & WATKINS

DLA

DLA
3 Noble Street London EC2V 7EE **DX** 33866 Finsbury Square
Direct tel +44(0) 20 7796 6185 **Fax** +44(0) 20 7796 6588 **Email** alex.tamlyn@dla.com

Your ref:
Our ref: 1157060/123877/120000/AT/ss

Latham & Watkins
99 Bishopsgate
LONDON EC2M 3XF
United Kingdom

24 May 2002

Dear Sirs

XYRATEX GROUP LIMITED ("XYRATEX") - SCHEME OF ARRANGEMENT UNDER SECTION 425 OF THE COMPANIES ACT 1985

DLA act as legal advisers in England to Xyratex. You have asked for our opinion as to certain matters of English law concerning the scheme of arrangement (the "**Scheme**") under section 425 of the Companies Act 1985 (the "**Act**") proposed to be effected by Xyratex pursuant to which all of the issued shares of 1p each in Xyratex will be cancelled in consideration of the issue to the holders of those shares (the "**Scheme Shareholders**") of common shares (the "**Shares**") in Xyratex Ltd, a company incorporated in Bermuda ("**Newco**"). It is intended that the Shares will be listed on NASDAQ. The Scheme will require the sanction of the High Court of Justice in England (the "**Court**").

You have requested our opinion in order to assist your consideration of whether the Court hearing to sanction the Scheme will bring the issue of the Shares within the exemption in section 3(a)(10) of the Securities Act of 1933 of the United States (the "**1933 Act**") so that, if the Court approves the terms and conditions of the Scheme, no registration of the Shares will be required under the 1933 Act.

We understand that section 3(a)(10) of the 1933 Act exempts from the requirement of registration under that Act:

> *"...any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court."*

You have asked for our opinion in relation to your consideration of the following three requirements of section 3(a)(10) of the 1933 Act:

(a) that the terms and conditions of the issue and exchange of shares are subject to the approval by the Court, after a hearing upon the fairness of such terms and conditions; and

(b) that all persons to whom it is proposed to issue securities in such exchange must have the right to appear at the hearing; and

(c) that the Court will be advised before the hearing that Xyratex will rely on the section 3(a)(10) exemption and not register the exchange under the 1933 Act based on the Court's approval of the exchange

For this purpose, we describe below the nature of a scheme of arrangement under section 425 of the Act, the functions of the Court in relation to such a scheme and certain related procedural aspects. It is a matter of the laws of the United States (on which we do not express any opinion) whether these fulfil the requirements of section 3(a)(10) of the 1933 Act.

1. Section 425 of the Act provides for the convening of meetings of shareholders or any class of shareholders of a company (or, where appropriate, its creditors) at the direction of the Court for the purpose of considering and, if thought fit, approving a scheme of arrangement between the company and its shareholders (or creditors). Notice of the Court meetings must be given to shareholders as directed by the Court.

2. In addition, the Act requires that a statement (the "**Explanatory Statement**") is sent with the notice of meetings. Section 426(2) of the Act requires that:

   "With every notice summoning the meeting which is sent to a creditor or member there shall be sent also a statement explaining the effect of the ....arrangement..."

   Usually, as in the present case, the Explanatory Statement, the Scheme and the notices of meetings are contained in a single circular (the "**Circular**").

3. The Circular also contains:

   (a) information about the Shares;

   (b) information on Xyratex and Newco; and

   (c) a recommendation from the directors of Xyratex on the fairness and reasonableness of the Scheme.

4. The Circular contains a statement that the sanction by the Court is a condition of the Scheme becoming effective, so that Scheme Shareholders will know:

   (a) that in order for the Scheme to become effective the sanction of the Court will need to be obtained; and

   (b) the expected date upon which the Court's sanction will be obtained, although it should be noted that this is at the Court's discretion and it may not be possible to give a definitive date.

5. The Circular also contains a statement informing Scheme Shareholders that they may appear at the hearing of the petition in person or through counsel and may support or oppose the sanctioning of the Scheme as well as information as to the expected date for the hearing of the petition. A Scheme Shareholder need not take any further action to perfect its right to attend this hearing. Accordingly there is no condition precedent which a Scheme Shareholder must satisfy in order to perfect its right to appear at the Court hearing.

6. As the Scheme involves a reduction in the issued share capital of Xyratex there will be three Court hearings. At the **first Court hearing**, the Claim Form seeking directions of the Court in relation to the convening of the necessary Scheme meetings is heard by a Registrar of the Companies Court in London. It is at this stage that a decision is made as to whether or not to summon separate meetings of the various classes of shareholders. Evidence in support of the Claim Form which includes the Circular (in near final form), the terms of the Scheme, and the forms of proxy, is reviewed by officials of the Companies Court. Those officials will draw to the Registrar's attention any point which appears to them to be of importance or significance relating to the Scheme. The application by way of the Claim Form is made ex-parte. It is the duty of Counsel (who will appear before the Court on behalf of Xyratex) to draw to the attention of the Court all matters which are or may be material to the Court's determination of the application. The first Court hearing took place on 30 April 2002.

7. Xyratex then advertised the shareholders' meetings as directed and sent to each Scheme Shareholder a notice summoning the Scheme meetings, which are scheduled to take place on 5 June 2002. After the Scheme meetings a petition will be issued seeking the Court's sanction of the Scheme and confirmation of the capital reduction. Evidence will be required to be supplied to the Court that the Circular (which contains, inter alia, such notice) has been sent to all Scheme Shareholders on the register of members of Xyratex at the record date for the posting of the Circular. A report of the voting at the Scheme meetings will be lodged at Court and will be reviewed by officials of the Companies Court.

8. A **second Court hearing** (being the hearing on the Application Notice) is held after the Scheme meetings. At such second hearing Xyratex will seek the Court's direction for the advertisement of the hearing of the Petition at which the Court's sanction to the Scheme will be sought. This will also be heard by the Registrar of the Companies Court. We expect that the Court will direct that the advertisement be placed in "The Financial Times" newspaper or some other newspaper with comparable circulation in the United Kingdom. The advertisement will make it clear to Scheme Shareholders (and, as the Scheme involves a reduction in the issued share capital of Xyratex, to creditors) that they may appear at the hearing of the Petition and may support or oppose the making of the Court Order sanctioning the Scheme.

9. The **third Court hearing**, at which the sanction of the Court to the Scheme is sought, will be heard by a Judge of the Companies Court. Every Scheme Shareholder will have the right to attend, be heard, and support or oppose the making by the Court of an Order sanctioning the Scheme and confirming the cancellation of share capital.

10. Documentation filed with the Court before the third hearing will inform the Court, and Xyratex will instruct its Counsel to inform the Court at the third hearing that, if the Court sanctions the Scheme, its sanction would be relied upon by Xyratex as an approval of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to Scheme Shareholders for the purposes of qualifying for an exemption from the registration requirements of the 1933 Act with respect to the Shares as provided by section 3(a)(10) of the 1933 Act.

11. The function of the Court in exercising its discretion as to whether it should sanction a scheme under section 425 of the Act has been discussed in previous cases, some of which are cited below.

(a) In Re Alabama, New Orleans, Texas and Pacific Junction Railway Co. [1891] 1 Ch 213 C.A., at page 238 Lindlay L.J. stated:

"...what the Court has to do is to see, first of all, that the provisions of that statute have been complied with; and, secondly, that the majority has been acting bona fide. The Court also has to see that the minority is not being overridden by a majority having interests of its own clashing with those of the minority whom they seek to coerce. Further than that, the Court has to look at the scheme and see whether it is one as to which persons acting honestly, and viewing the scheme laid before them in the interests of those whom they represent, take a view which can be reasonably taken by business men. The Court must look at the scheme, and see whether the Act has been complied with, whether the majority are acting bona fide, and whether they are coercing the minority in order to promote interests adverse to those of the class whom they purport to represent; and then see whether the scheme is a reasonable one or whether there is any reasonable objection to it, or such a objection to it as that any reasonable man might say that he could not approve of it."

and at page 247 Fry LJ, said,

"...the Court....must be satisfied that the proposal was at least so far fair and reasonable, as that an intelligent and honest man, who is a member of that class, and acting alone in respect of his interest as such a member, might approve of it."

(b) In Re: Dorman Long & Co. Ltd. [1934] Ch 635, Maugham J., at page 657, having reviewed earlier authorities as to the function of the Court, formulated the Court's duty as follows:

"In my opinion then...what I have to see is whether the proposal is such that an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve"

(c) In Re National Bank Ltd. [1966] 1 WLR 819, Plowman J. said, at page 829:

"*Under section 206*" (the forerunner of section 425) "*an arrangement can only be sanctioned if the question of its fairness has first of all been submitted to the court.*"

(d) A number of cases, including In Re National Bank (supra), Re Osiris Insurance Ltd [1999] 1 BCLC 182 at 188-189 and Re BTR plc [1999] 2 BCLC 675 at 680 have cited the following passage from *Buckley on the Companies Acts* (14th edn, 1978) vol.1, pp 473-474 under the heading "Function of the court":

"In exercising its power of sanction the court will see, first, that the provisions of the statute have been complied with, second, that the class was fairly represented by those attending the meeting and that the statutory majority are acting bona fide and are not coercing the minority in order to promote interests adverse to those of the

class whom they purport to represent, and thirdly, that the arrangement is such as an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve. The court does not sit merely to see that the majority are acting bona fide and thereupon to register the decision of the meeting but, at the same time, the court will be slow to differ from the meeting, unless either the class has not been properly consulted, or the meeting has not considered the matter with a view to the interests of the class which it is empowered to bind, or some blot is found on the scheme."

Most recently this passage was cited with approval by Neuberger J in Re Anglo American Insurance Ltd [2001] 1 BCLC 755 at 762.

The statements at (a) to (c) above were made in the context of schemes which were the subject of challenge. Nevertheless, the absence of challenge to a scheme does not obviate the necessity of Counsel to draw to the attention of the Court all matters material to the Court's determination of the application, nor does it relieve the Court of the duty to consider the fairness and reasonableness of the Scheme.

12. In determining whether or not to sanction the Scheme, in the absence of a challenge to the Scheme the Court will generally be guided, although recognising that it will not be bound, by the views of the majority of the each of the classes expressed at the Scheme meetings and will be slow to differ from those views.

(a) The approach of the Court was explained by Lindlay L.J. in Re: English, Scottish and Australian Chartered Bank [1893] 3 Ch 385 C.A. at page 409:

"If the creditors are acting on sufficient information and with time to consider what they are about, and are acting honestly, they are, I apprehend, much better judges of what is to their commercial advantage than the Court can be. I do not say it is conclusive because there might be some blot in a scheme which had passed that had been unobserved and which was pointed out later."

"While, therefore, I protest that we are not to register their decisions, but to see that they have been properly convened and have been properly consulted and have considered the matter from a proper point of view, that is, with a view to the interests of the class to which they belong and are empowered to bind, the Court ought to be slow to differ from them. It should do so without hesitation if there is anything wrong; but it ought not to do so, in my judgment, unless something is brought to the attention of the Court to show that there has been some material oversight or miscarriage."

This case remains good law and has been cited with approval by Lloyd J in a judgement dated 8 February 2002 relating to In the matter of the Equitable Life Assurance Society, as yet unreported. This case, and Re: English Scottish and Australian Chartered Bank (supra) each related to a creditors' scheme of arrangement, but the same approach applies in relation to a shareholders' scheme.

(b) More recently, in Re BTR plc [2000] 1 BCLC 740, which is a case relating to a shareholders' scheme, Chadwick LJ said, at page 747 that:

"..the court is not bound by the decision of the" [Scheme] *"meeting. A favourable resolution at the meeting represents a threshold which must be surmounted before the sanction of the court can be sought. But if the court is satisfied that the meeting is unrepresentative, or that those voting in favour at the meeting have done so with a special interest to promote which differs from the interest of the ordinary and independent and objective shareholder, then the vote in favour of the resolution is not to be given effect by the sanction of the court."*

"Parliament has recognised that it is for the court....to hold the ring between different interests; and to decline to sanction the scheme if satisfied that members having one interest has [sic] sought to take advantage over those having another".

(c) Commenting on the passage referred to at (b) above, Neuberger J in Re Anglo American Insurance Ltd (supra) referred to:

"the fact, identified by Chadwick LJ, namely, that the court still has power, indeed the duty, not to approve a scheme which is, or perhaps may be, unfair in its terms or by virtue of the way in which it was arrived at"

For the above reasons, in our opinion, as a matter of English law, the hearing at which the sanction of the Court is sought to the Scheme:

1. can properly be regarded as a hearing upon the fairness of the terms and conditions of the Scheme to the Scheme Shareholders; and

2. is a hearing of which notice will be given to all Scheme Shareholders of their right to appear and at which all Scheme Shareholders have the right to appear in person or by counsel to support or oppose the Scheme; and

3. is a hearing at which and prior to which the Court will be advised, by counsel on behalf of Xyratex, that Xyratex will rely on the Section 3(a)(10) exemption and not register the exchange under the Securities Act based on the Court's approval of the Scheme.

This opinion may not be relied upon by any person except yourselves, although we agree that this letter may be attached to your application to the Securities and Exchange Commission of the United States for the issue of a no-action letter concerning the issue of the Shares.

Yours faithfully

DLA.

DLA

2. Persons who are affiliates of Xyratex or Newco at the time the parties submit the scheme of arrangement for shareholder approval, but who are not affiliates of Newco after completion of the scheme of arrangement, may resell their Newco stock received in the scheme of arrangement pursuant to Securities Act Rule 145(d)(1), (d)(2) or (d)(3). However, when computing the holding period of the Section 3(a)(10) securities for purposes of Rule 145(d)(2) or (d)(3), such persons may not "tack" the holding period of the securities exchanged for the Section 3(a)(10) securities in the Section 3(a)(10)-exempt transaction.

3. Persons who are affiliates of Xyratex or Newco before completion of the scheme of arrangement and are affiliates of Newco after completion of the scheme of arrangement may resell shares received in the scheme of arrangement in the manner permitted by Rule 145(d)(1).

These positions are based upon the representations made in your letter to the Division. Any different facts or conditions might require a different conclusion. Moreover, regarding whether the Section 3(a)(10) exemption from registration is available for the Newco shares to be issued pursuant to the scheme of arrangement, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Michael Coco
Attorney-Adviser